UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In April 2015, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated April 30, 2015: First Quarter 2015 Results

Exhibit 99.2	Press release dated April 28, 2015: Toujeo® Approved in the European Union for the Treatment of Diabetes in Adults

Exhibit 99.3	Press release dated April 28, 2015: FDA Grants Fast Track Designation to Genzyme’s Investigational Substrate Reduction Therapy for the Treatment of Fabry Disease

Exhibit 99.4	Press release dated April 23, 2015: Effect of Genzyme’s Multiple Sclerosis Treatment Lemtrada® (alemtuzumab) on Slowing Brain Atrophy and MRI Lesion Activity Maintained Through Four Year

Exhibit 99.5	Press release dated March 19, 2015: Sanofi Announces Top-Line Results for Cardiovascular Outcomes Study of Lyxumia® (lixisenatide)

Exhibit 99.6	Genzyme Product Sales Statement, for the Product Sales Measuring Period ended March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2015	SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated April 30, 2015: First Quarter 2015 Results

Exhibit 99.2	Press release dated April 28, 2015: Toujeo® Approved in the European Union for the Treatment of Diabetes in Adults

Exhibit 99.3	Press release dated April 28, 2015: FDA Grants Fast Track Designation to Genzyme’s Investigational Substrate Reduction Therapy for the Treatment of Fabry Disease

Exhibit 99.4	Press release dated April 23, 2015: Effect of Genzyme’s Multiple Sclerosis Treatment Lemtrada® (alemtuzumab) on Slowing Brain Atrophy and MRI Lesion Activity Maintained Through Four Year

Exhibit 99.5	Press release dated March 19, 2015: Sanofi Announces Top-Line Results for Cardiovascular Outcomes Study of Lyxumia® (lixisenatide)

Exhibit 99.6	Genzyme Product Sales Statement, for the Product Sales Measuring Period ended March 31, 2015